UBS Financial Services Incorporated of Puerto Rico

Notes to Statement of Financial Condition

December 31, 2015
(In thousands of dollars, except share data)

1. Organization

UBS Financial Services Incorporated of Puerto Rico (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA").

The Company engages in the trading of Puerto Rico Government National Mortgage Association securities, United States government and agency obligations, Puerto Rico municipal obligations, commercial paper and other short-term debt, and equity securities. In addition, the Company provides brokerage and advisory services to retail, corporate, and institutional clients as well as mutual funds.

The Company is a wholly owned subsidiary of UBS Financial Services Inc. ("UBSFSI"). UBSFSI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas") which, in turn, is a wholly owned subsidiary of UBS Americas Holding LLC ("IHC"). During 2015, the Federal Reserve Bank required Foreign Banking Organizations to establish an Intermediate Holding Company to hold all ownership interest in subsidiaries within the United States. IHC is a wholly owned subsidiary of UBS AG ("UBS"). UBS Group AG was established as the holding company of UBS in response to evolving regulatory requirements. The Company has material transactions with its affiliates.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of assets and liabilities requiring fair value estimates, the outcome of litigation, the carrying amount of goodwill and other intangible assets, the amortization of intangible assets with definite lives, certain accruals, and other matters that affect the reported amounts and disclosures in the financial statements.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments with a maturity of three months or less when purchased. The Company had no cash equivalents as of December 31, 2015.

Cash and Securities Segregated and On Deposit for Federal and Other Regulations

The Company is required to segregate cash in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 (the *Customer Protection Rule*). At December 31, 2015, the Company included $3,031 of qualified securities on deposit for federal and other regulations.

Principal Transactions

When acting as a principal, the Company enters into a transaction in its own name and for its own account. As a principal, the Company has beneficial ownership of and legal title to the assets. Transactions in which securities flow through the Company's inventory are considered principal transactions. The Company assumes both credit risk and market risk from the inception of the transaction.

Loans and Allowance for Loan Losses

The Company reports loans at the outstanding principal amount, adjusted for any charge offs or allowance for loan losses. The carrying value of variable-rate security based loans approximate fair value as the loans re-price daily and there is no stated maturity date. The Company considers the valuation of these loans as Level 3 in the fair value hierarchy.

Any allowance for loan losses represents the Company's estimate of losses inherent in the loan portfolio as of the balance sheet date. The Company's exposure to credit risk associated with its loans is measured on an individual customer basis. All loans are subject to the Company's credit review and monitoring procedures.

Security values collateralizing the loans are monitored on a daily basis. If the collateral value drops below the minimum required levels, a maintenance call is issued. The borrower must satisfy the call by providing additional securities or by paying down the loan. If the borrower does not satisfy the call, the Company may liquidate collateral to achieve required levels of collateralizations. Significant market volatility could have a negative impact on the borrower's ability to satisfy the call or the Company's ability to liquidate collateral. To limit the Company's credit risk exposure, the credit facilities are uncommitted.

2. Summary of Significant Accounting Policies (continued)

Loans are evaluated for impairment in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 310 , *Receivables*. A loan is determined to be impaired when it is probable, based on current information and events, that the Company will not be able to collect all the principal and interest due under the contractual terms of the loan. If a loan is considered impaired, the Company measures the amount of impairment based on the fair value of the collateral less cost to sell the underlying collateral. Loans are generally placed on non-accrual status when scheduled payments of principal or interest are 90 days or more past due. Any accrued interest receivable related to a loan that is place on non-accrual status is reversed with a corresponding reduction to interest income. Payments received while a loan is on non-accrual status are recorded as a reduction of principal. If the borrower has demonstrated over a period of time, the ability to make periodic interest and principal payments as scheduled, the loan can be returned to accrual status.

Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased are recorded on a trade date basis at fair value. Fair value is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

FASB ASC 820, *Fair Value Measurements*, ("ASC 820") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques, as specified by ASC 820, are used to measure fair value.

The Company's fair value and valuation model governance structure includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported in the statement of financial condition. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market information and to provide

2. Summary of Significant Accounting Policies (continued)

justification and rationale for their fair value estimates. Independent price verification of financial instruments measured at fair value is undertaken by the Company's valuation control group. The objective of the independent price verification process is to independently corroborate the business's estimates of fair value against observable market information. By benchmarking the business's fair value estimates with observable market information, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the governance framework. As a result of the valuation controls employed, valuation adjustments may be made to the business's estimate of fair value.

All financial instruments at fair value are categorized into one of three fair value hierarchy levels, based upon the lowest level input that is significant to the financial instrument's fair value measurement in its entirety:

Level 1: Quote market prices (unadjusted) in active markets for identical assets or liabilities

Level 2: Valuation techniques for which all significant inputs are market observable, either directly or indirectly.

Level 3: Valuation techniques which include significant inputs that are not based on observable market data.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value:

U.S. Government securities: U.S. Government securities are generally actively traded and are valued using quoted market prices. Where market prices are not available, these securities are valued against yield curves implied from similar issuances.

Mutual Funds: Mutual funds are generally valued using quoted market prices or, where available, other observable inputs if not traded in an active market. In some instances significant inputs are not based on observable market data.

State and municipal obligations: These securities are comprised of bonds issued by states and municipalities. These financial instruments are priced at market levels, which are based on recent trades or broker and dealer quotes.

Mortgage-backed obligations: Mortgage-backed obligations represent agency mortgage pass-through pool securities and collateralized mortgage obligations ("CMO"). Pass-through pools are valued using quoted and/or traded market prices or prices on comparable securities after considering collateral characteristics, historical performance and also pricing benchmark

2. Summary of Significant Accounting Policies (continued)

securities. Agency CMOs are structured deals backed by specific pool collateral and are valued based on available trades, market comparable securities, and fundamental methods of valuation. Both asset classes require a view around forward interest rates, prepayments and other macro variables.

Substantially all of the Company's other financial instruments are carried at fair value or amounts approximating fair value. Assets, including securities segregated for regulatory purposes, resale agreements, and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including, repurchase agreements, certain payables, and subordinated liabilities are carried at fair value or contractual amounts approximating fair value.

Collateralized Securities Transactions

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements), principally mortgage-backed, municipal and U.S. government and agency securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. The Company considers the valuation of these resale and repurchase agreements as Level 1 and Level 2 in the fair value hierarchy. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

Income Taxes

In accordance with the provisions of FASB ASC Topic 740, *Income Taxes*, ("ASC Topic 740"), deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

ASC Topic 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized. The Company files income tax returns with the Commonwealth of Puerto Rico.

(In thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

Tax Benefits Associated With Share-Based Compensation

FASB ASC Topic 718, *Share-Based Payment,* (“ASC Topic 718”), states that, if upon settlement of share-based compensation, the tax deduction related to share-based compensation exceeds the cumulative compensation cost that the Company had recognized in the financial statements; the tax benefit associated with any excess deduction is considered a "windfall" and recognized in stockholders’ equity as additional paid in capital ("APIC"). However, an entity may not realize windfall tax benefits through APIC until such time as that benefit is realized as a reduction in the Company's actual taxes paid on its filed tax return. In the current year the tax deduction related to share-based compensation is less than the cumulative compensation costs that the Company had recognized in the statement of financial condition and accordingly, the deduction recorded was not limited.

Accounting Developments

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (ASC 606) ("ASC No. 2014-09"). This amendment creates the new ASC 606, and supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition. This amendment clarifies the principles for recognizing revenue from contracts with customers, except for

contracts involving financial instruments. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This amendment is effective for fiscal years beginning after December 15, 2016. The Company is currently assessing the impact that ASU No. 2014-09 will have on the Company’s financial statements.

In June 2014, the FASB issued ASU No. 2014-11, *Transfers and Servicing* (ASC 860), *Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures* ("ASU No. 2014-11"). This amendment requires that repurchase-to-maturity transactions be accounted for as secured borrowings and requires separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty which will result in secured borrowing accounting for the repurchase agreement. This amendment also requires additional disclosures for repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions that are accounted for as secured borrowings. This amendment is effective for fiscal years beginning after December 15, 2014. The Company has adopted ASU No. 2014-11 as of January 1, 2015 has included the required additional disclosures in its statement of financial condition as of December 31, 2015 (Note 4).

(In thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

In June 2014, the FASB issued ASU 2014-12, *Compensation - Stock Compensation* (ASC 718), *Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period* ("ASU No. 2014-12"). This amendment requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. This amendment is effective for fiscal years beginning after December 15, 2015. The Company is currently assessing the impact that ASU No. 2014-12 will have on the Company's financial statements.

In August 2014, the FASB issued ASU 2014-15, *Presentation of Statement of financial condition– Going Concern* (Subtopic ASC 205-40) ("ASU No. 2014-15"). This amendment requires management to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and, if so, to disclose that fact. Management will also be required to evaluate and disclose whether it plans to alleviate that doubt. This amendment is effective for fiscal years ending after December 15, 2016. Commencing in fiscal year 2016, the Company will perform an analysis and make disclosures as required. The Company does not expect that the adoption of ASU No. 2014-15 will have a material impact on the Company's financial statements.

In January 2016 the FASB issued ASU 2016-01, *Financial Instruments —Overall* (Subtopic 825-10) *Recognition and Measurement of Financial Assets and Financial Liabilities* ("ASU 2016-1"). The amendment is intended to improve the recognition and measurement of financial instruments. This amendment is effectives for fiscal year beginning after December 15, 2017. The Company is currently assessing the impact that ASU No. 2016-01 will have on the Company's financial statements.

UBS Financial Services Incorporated of Puerto Rico

Notes to Statement of Financial Condition (continued)

December 31, 2015
(In thousands of dollars, except share data)

3. Fair Value Measurements

Fair Value Hierarchy

At December 31, 2015, the financial instruments recorded at fair value, consisted of the following:

	Level 1	Level 2	Level 3	Total
Financial Instruments Owned				
U.S. Government Securities	$ 65	$ -	$ -	$ 65
Mutual Funds	-	-	4,505	4,505
Mortgage-backed securities	-	27	50	77
State and municipal obligations	-	48	-	48
Total	$ 65	$ 75	$ 4,555	$ 4,695
Financial Instruments Sold, Not Yet Purchased				
State and municipal obligations	$ -	$ 38	$ -	$ 38
Total	$ -	$ 38	$ -	$ 38

Financial instruments sold, not yet purchased, at fair value represent obligations of the Company to deliver the specified securities at contracted prices and, thereby, require the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

During the year ended December 31, 2015, the Company did not have any transfers of securities owned, at fair value and securities sold, not yet purchased at fair value between levels 1 and 2 of the valuation hierarchy.

The Company is the primary liquidity provider in the market for a number of closed-end mutual funds ("Funds") invested in Puerto Rico municipal securities. These Funds use leverage, which is currently provided through repurchase agreements between the Funds and the Company. Since 2013, the Puerto Rico market experienced a downturn and liquidity issues became prevalent with the Funds. The fair value of these Funds is based on valuation techniques for which significant inputs are not based on observable market data.

UBS Financial Services Incorporated of Puerto Rico

Notes to Statement of Financial Condition (continued)

December 31, 2015
(In thousands of dollars, except share data)

3. Fair Value Measurements (continued)

The following table provides a reconciliation of the beginning and ending balances for the various classes of assets and liabilities measured at fair value using unobservable inputs – Level 3.

| | Financial Instruments Owned | | |
	Mutual Funds	Mortgage Back Securities	Financial Instruments Sold, not yet Purchased Mutual Funds
Beginning Balance	$ 1,984	$ -	$ (19)
Purchases	225,627	50	19
Sales	(221,856)	-	-
Net realized gain	631	-	-
Net realized loss	(1,881)	-	-
Transfer out of Level 3	-	-	-
Ending Balance	$ 4,505	$ 50	$ -

The following table provides information on the valuation techniques, significant unobservable inputs and the range of values for those inputs for financial instruments owned, at fair value, and financial instruments sold, not yet purchased, at fair value, categorized as Level 3 of the fair value hierarchy at December 31, 2015. The range of input values presented in the below table is representative of the highest and lowest level of input used to value the significant instruments within each category. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

	Level 3 at Fair Value				
	Financial Instruments Owned	Financial Instruments Sold, not yet Purchased	Valuation Technique(s)	Significant Unobservable Inputs / Sensitivity	Range of Input Values
Mutual Funds	$ 4,505	$ -	Market Comparables	Price	$0.72 - $8.23
Mortgage Backed Securities	$ 50	$ -	Market Comparables	Price	$100

(In thousands of dollars, except share data)

3. Fair Value Measurements (continued)

Fair Value of Collateral

In the normal course of business, the Company obtains securities under agreements to resell and on terms which permit it to re-pledge or resell the securities to others. At December 31, 2015, the Company obtained and had securities with a fair value of approximately $799,455 on such terms, of which approximately $1,347 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

4. Collateralized Transactions

The Company enters into reverse repurchase agreements and repurchase agreements to, among other things, acquire securities to cover short positions and settle other securities obligations and for the Company's financing transactions.

The Company manages credit exposure arising from collateralized transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), with the right to net a counterparty's rights and obligations under such agreement and liquidate and set off collateral held by the Company against the net amount owed by the counterparty. The Company may net certain repurchase agreements and resale agreements when the requirements of FASB ASC 210-20-45-11 "Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements" are met. At December 31, 2015, the Company did not net any repurchase and resale agreements.

The risk related to a decline in the market value of collateral (pledged or received) is managed by setting appropriate market-based haircuts. On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate.

UBS Financial Services Incorporated of Puerto Rico

Notes to Statement of Financial Condition (continued)

December 31, 2015
(In thousands of dollars, except share data)

4. Collateralized Transactions (continued)

Secured Financing Transactions-Maturities and Collateral Pledged

The following tables present gross obligations for repurchase agreements and securities loaned transactions by remaining contractual maturity and class of collateral pledged.

		Remaining Contractual Maturity			
	Overnight and Open	Less than 30 days	30-90 days	Over 90 days	Total
Securities sold under agreement to repurchase	$ -	1,278 $	-	$ -	$ 1,278
Total	$ -	$ 1,278 $	-	$ -	$ 1,278

Secured Financing by the Class of Collateral Pledged

Securities sold under agreement to repurchase

U.S. government securities and agencies	$	1,278
Total	$	1,278

5. Loans Receivable and Allowance for Loan Losses

In December 2013, the Company purchased a portfolio of non-purpose loans at fair value from UBS Bank USA ("UBS BUSA"). The balance of these loans receivables as of December 31, 2015 is $173,645. These loans are primarily demand facilities with variable interest rates and are fully secured by cash and client securities, a portion of which includes Puerto Rico closed-end funds and Puerto Rico municipal securities.

As of December 31, 2015 and for the year then ended, there was no allowance for loan losses and no loans identified as impaired.

6. Receivables from and Payable to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers include amounts due on failed securities transactions. Amounts receivable from and payable to brokers and dealers at December 31, 2015, consist of the following:

Receivables from broker dealers	$29
Payables to brokers and dealers	(74)
Net payables to brokers and dealers	($45)

7. Related Party Transactions

Service Level Agreements

Pursuant to service level arrangements, the Company provides certain services to affiliates. The significant arrangements where the Company provides administrative and other support services to affiliates include agreements with UBS Trust Company of Puerto Rico ("UBS Trust of PR") and UBS Financial Services Inc. - Puerto Rico Office.

Pursuant to service level agreements, UBSFSI provides various administrative, operational, compliance, finance and human resource services to the Company. The Company also rents office space from UBSFSI.

Finance Arrangements

The Company meets its short-term financing needs by borrowing from UBS AG Cayman Islands Branch, which facilitates the funding. Also, in the normal course of business, the Company enters into securities transactions with UBSFSI and other affiliates. At December 31, 2015, the Company had resale agreements of $108,030 with mutual funds co-managed by an affiliate.

UBSFSI guarantees the commitments and obligations of the Company for which there is no charge.

Compensatory Arrangements

Certain employees of the Company have been issued loans by an affiliate as part of the Company's compensation programs related to employee recruiting and retention (see Note 11). These loans bear interest and have terms generally between seven and nine years.

(In thousands of dollars, except share data)

7. Related Party Transactions (continued)

Clearing Agreements among Retail Clients

Retail clients of the Company are introduced to UBSFSI on a fully disclosed basis. The Company has a fully disclosed clearing agreement with UBSFSI pursuant to which UBSFSI provides certain clearing and related functions. Under this arrangement, UBSFSI, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its clients.

Securities Purchased under Agreements to Resell

As of December 31, 2015, the Company entered into a resale agreement with UBSFSI in the amount of $435,000. The agreement is collateralized by U.S. Treasury Notes.

Subordinated Liabilities

At December 31, 2015, subordinated borrowings and total credit facilities outstanding with UBS Americas consisted of the following:

	Maturity	Amount Outstanding	Total Credit Facility
Revolving subordinated loan	3/31/2018	$230,000	$450,000
Term subordinated loan	12/31/2018	150,000	150,000
		$380,000	$600,000

These loans are subordinated to claims of general creditors, is covered by agreements approved by FINRA and other regulatory authorities, and is included by the Company for purposes of computing net capital under the SEC Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, this loans may not be repaid unless first approved by FINRA and the National Futures Association.

8. Risk Management

All financial transactions involve varying degrees of market, operational and credit risk. The Company monitors its exposure to these risks on a daily basis and through a variety of financial, operational and credit exposure reporting tools and control procedures.

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: general market risk factors driven by macroeconomic, geopolitical and other market-wide considerations and market risk factors that are specific to individual companies or entities. General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates etc.

Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. In the normal course of business the Company is exposed to general and specific market risks related to its trading activities and some non-trading businesses are also subject to market risk.

The Company has two major portfolio measures to monitor market risk – Value at Risk (VaR) and Stress Loss. The two major portfolio measures are complemented by concentration and other supplementary limits on portfolios, sub-portfolios or asset classes. The senior management of each relevant business area is responsible for reviewing trading- and non-trading positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and independently monitors developments in trading and non-trading portfolios according to established limits. The risk control group also reviews trading positions and hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty, such as business or management problems, or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the

Notes to Statement of Financial Condition (continued)

December 31, 2015
(In thousands of dollars, except share data)

8. Risk Management (continued)

counterparty is based or where it has substantial assets. Counterparties to the Company's financing activities are primarily affiliates, other financial institutions, including banks, brokers and dealers, investment funds and insurance companies, individuals and non-financial operating entities. Credit losses could arise should counterparties fail to perform and the value of any collateral held prove inadequate due to market conditions.

The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Client transactions include positions in commodities and financial futures, financial instruments sold, not yet purchased and written options. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may action as appropriate.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices.

Trades pending at December 31, 2015 were settled without material adverse effect on the statement of financial condition, taken as a whole.

Agreements to resell and repurchase securities are generally collateralized by cash, U.S. government and Commonwealth of Puerto Rico government, and agency securities. Additional collateral is requested when considered necessary.

The Company has direct exposure to Puerto Rico municipal securities and closed-end funds arising from its secondary market activities, which was $4,553 at December 31, 2015. In addition, securities-backed lending facilities, including loans provided by the Company to its customers and repurchase agreements with institutional clients are, in part, collateralized by Puerto Rico municipal securities and closed-end funds primarily invested in Puerto Rico municipal securities. This collateral is subject to lending value haircuts and daily margining.

During 2015, Standard and Poor's further downgraded its rating on Puerto Rico general obligation bonds, which are issued or guaranteed by the Puerto Rico government, as well as those issued by the Sales Tax Financing Corporation based on concerns about deterioration in Puerto Rico's economy. Also, Moody's Investors Service, Inc. also lowered the ratings it assigns to Puerto Rico debt, based on continued revenue shortfalls which may deplete Puerto Rico's limited liquidity and ability to manage substantial growth in debt payments. These downgrades

8. Risk Management (continued)

are relevant to the Company to the extent its clients have leverage portfolios that hold Puerto Rico debt and/or Puerto Rico closed end funds that are sole-managed and co-managed by an affiliate.   In June 2015, Puerto Rico's Governor stated that the Commonwealth is unable to meet its obligations.   In early January 2016, the Puerto Rico government defaulted on two debt instruments.   As a result of these events, the Company increased maintenance requirements which increased margin calls and subsequently eliminated lending values for most Puerto Rico municipal securities and closed-end funds.

The total lending exposure against Puerto Rico municipal securities and closed-end fund collateral at December 31, 2015 was $35,700. The underlying collateral had a market value of $192,589 at December 31, 2015. For a significant number of these loans, the Company has recourse to the borrower.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external causes (deliberate, accidental or natural). Events may be direct financial losses or indirect in the form of revenue forgone as a result of business suspension. They may also result in damage to our reputation and to our franchise, which have longer term financial consequences.

Operational risk is an inevitable consequence of being in business, and managing operational risk is a core element of the Company's business activities. It is not possible to eliminate every source of operational risk, but the Company's aim is to provide a framework that supports the identification and assessment of all material operational risks and their potential concentrations in order to achieve an appropriate balance between risk and return.

A comprehensive operational risk taxonomy is established that defines the universe of inherent material operational risks which arise as a consequence of business activities. This enables a common understanding and provides a standard and consistent categorization of operational risks across all business divisions. The aggregated impact of control deficiencies and the adequacy of remediation efforts are assessed by Operational Risk Control for all relevant operational risk taxonomy categories as part of the operational risk assessment process. This front-to-back process, complemented by internal subject matter expertise, provides a transparent assessment of the current operational risk exposure against agreed risk appetite statements and measures.

UBS Financial Services Incorporated of Puerto Rico

Notes to Statement of Financial Condition (continued)

December 31, 2015
(In thousands of dollars, except share data)

8. Risk Management (continued)

Significant control deficiencies that surface during the internal control and operational risk assessment processes must be reported in the operational risk inventory and sustainable remediation must be initiated.

The following table presents information regarding the offsetting of financial assets and financial liabilities:

| | Gross Amounts | Amounts Offset in the Statement of Financial Conditions | Net Amounts Presented in the Statement of Financial Condition | Gross Amounts not offset in the Statement of Financial | | |
				Financial Instruments	Collateral	Net Amount
Financial Assets						
Securities purchased under agreement to resell	$ 740,836		$ 740,836	$	(799,455) $	(58,619)
Financial Liabilities						
Securities sold under agreement to repurchase	$ 1,278		$ 1,278	$	(1,348) $	(70)

9. Commitments and Contingencies

Legal Proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation risks and similar risks arising from disputes and regulatory proceedings. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are situations where the Company may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest a liability, even for those matters for which the Company believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Company makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reasonably estimated. Such provision would be included in the other liabilities and accrued expenses on the statement of financial condition. If any of those conditions are not met, such matters result in contingent liabilities.

9. Commitments and Contingencies (continued)

It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we can confirm that we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

In addition to the matters mentioned below, the Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position.

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and the Funds that are sole-managed and co-managed by UBS Trust Co. of Puerto Rico (UBS Trust of PR") and distributed by UBSFSIPR have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of $1,500,000 of which claims with aggregate claimed damages of $284,000 have been resolved through settlements or arbitrations. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action also was filed in February 2014 against the Company, UBSFSI and UBS Trust of PR and current and certain former directors of the Funds, alleging hundreds of millions in losses in the funds. In 2015 defendants' motion to dismiss was denied. Defendants are seeking leave to appeal that ruling to the Puerto Rico Supreme Court. In 2014, a federal class action complaint was also filed against various UBS entities included the Company, UBSFSI and UBS Trust of PR, certain members of the Company's senior management, and the co-manager of certain of the Funds seeking damages for investor losses in the Funds during the period from May 2008 through May 2014. Defendants have moved to dismiss that complaint.

Notes to Statement of Financial Condition (continued)

December 31, 2015
(In thousands of dollars, except share data)

9. Commitments and Contingencies (continued)

In March 2015 a class action was filed in Puerto Rico state court against the Company seeking equitable relief in the form of a stay of any effort by the Company to collect on non-purpose loans it acquired from UBS BUSA in December 2013 based on plaintiffs' allegation that the loans are not valid.

In 2014 the Company reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico ("OCFI") in connection with OCFI's examination of UBS's operations from January 2006 through September 2013. Pursuant to the settlement, UBS contributed $3,500 to an investor education fund, offered $1,680 in restitution to certain investors and, among other things, completed an additional review of certain client accounts to determine if additional restitution was appropriate. That review resulted in an additional $2,100 in restitution offered to certain investors in 2015.

In September 2015, the SEC and FINRA announced settlements with the Company of their separate investigations stemming from the 2013 market events. Without admitting or denying the findings in either matter, the Company agreed in the SEC settlement to pay $15,000 (which includes $1,180 in disgorgement, a civil penalty of $13,630 and pre-judgment interest), and $18,500 in the FINRA matter (which includes up to $11,000 in restitution to the Company's customers and a civil penalty of $7,500). The SEC settlement involves a charge against the Company of failing to supervise the activities of a former financial advisor who had recommended the impermissible investment of non-purpose loan proceeds into the the Company's funds, in violation of firm policy and the customer loan agreements. In the FINRA settlement, the Company is alleged to have failed to supervise certain customer accounts which were both more than 75% invested in the Company's funds and leveraged against those positions. We also understand that the Department of Justice is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. UBS is cooperating with the authorities in this inquiry.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico ("System") against over forty defendants, including UBSFSIPR and UBS Consulting Services of Puerto Rico (together, "UBSPR") and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately $3,000,000 of bonds by the System in 2008 and sought damages of over $800,000. UBSPR is named in connection with its underwriting and consulting services. In 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that

(In thousands of dollars, except share data)

9. Commitments and Contingencies (continued)

plaintiffs did not have standing to bring the claim. That dismissal was subsequently overturned by the Puerto Rico Court of Appeals. The defendants have renewed their motion to dismiss the complaint on grounds not addressed when the court issued its prior ruling.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012.

Beginning in 2012 two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities including the Company, UBSFSI, UBS Trust of PR, certain of the Funds, and certain members of UBSPR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. A motion for class certification was denied without prejudice to the right to refile the motion after limited discovery, and that motion has since been refiled.

In June 2015 Puerto Rico's Governor stated that the Commonwealth is unable to meet its obligations and in January 2016, the Puerto Rico government defaulted on two debt instruments. In addition, certain agencies and public corporations of the Commonwealth have held discussions with their creditors to restructure their outstanding debt, and certain agencies and public corporations of the Commonwealth have defaulted on certain of their interest payments that were due in August 2015 and January 2016. The United States Supreme Court has agreed to hear Puerto Rico's appeal of a US District Court's invalidation of the Puerto Rico Public Corporations Debt Enforcement and Recovery Act (the "Debt Enforcement and Recovery Act"), under which Puerto Rico's public corporations would be permitted to effect a mandatory restructuring of their respective debts with a special creditor vote that would be binding on all applicable creditors, once approved by a court or, in the alternative, under a court-supervised bankruptcy type restructuring. The foregoing events, any further defaults by the Commonwealth or its agencies and public corporations on (or any debt restructurings proposed by them with respect to) their outstanding debt, a Supreme Court decision upholding the Debt Enforcement and Recovery Act (or sending it back to the District Court for further proceedings) and any further actions taken by Puerto Rico's public corporations under such Act, as well as any market reactions to any of the foregoing, may increase the number of claims against UBS concerning Puerto Rico securities as well as potential damages sought.

(In thousands of dollars, except share data)

9. Commitments and Contingencies (continued)

Other Commitments and Contingencies

In the normal course of business, the Company enters into when-issued transactions and underwritings commitments. Settlement of these transactions at December 31, 2015 did not have a material impact on the statement of financial condition. There were no underwriting commitments at December 31, 2015.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under the method of computing capital requirements adopted by the Company, net capital shall not be less than the excess margin collected on resale agreements plus $1,000. As of December 31, 2015, the Company's net capital, as defined, was $267,154, which exceeded minimum net capital requirement by $262,516.

Dividend payments, equity withdrawals and advances to UBS FSI or any of its affiliates are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule.

11. Equity Participation and Other Compensation Plans

UBS operates several equity participation and other compensation plans to align the interests of executives, managers and staff with the interests of shareholders. UBS operates compensation plans on a mandatory, discretionary and voluntary basis.

Equity Ownership Plan ("EOP")

Selected employees receive a portion of their annual performance-related compensation above a certain threshold in the form of EOP shares, notional shares or performance shares (i.e., notional shares which are subject to performance conditions).

From February 2014 onwards, in general, only notional shares and UBS performance shares are granted. Since 2011 (for the performance year 2010), performance shares have been granted to EOP participants who are (i) Group Managing Directors, (ii) employees who by the nature of their role have been determined to materially set, commit or control significant amounts of the firm's resources or exert significant influence over its risk profile and (iii) employees whose total compensation exceeds a certain threshold. The performance shares granted in 2011 and 2012 will only vest if certain performance targets are met, i.e., if the participant's business division is profitable (for Corporate Center participants, the Group as a whole needs to be profitable) in the

Notes to Statement of Financial Condition (continued)

December 31, 2015
(In thousands of dollars, except share data)

11. Equity Participation and Other Compensation Plans (continued)

financial year preceding the relevant vesting date. To determine if a business division is profitable in this context, adjustments to reported profitability may be made based on considerations relating to risk, quality and reliability of earnings. For performance shares granted in respect of the performance years 2012, 2013 and 2014, the performance conditions are based on the Group return on tangible equity and the divisional return on attributed equity (for Corporate Center participants, the return on attributed equity of the Group excluding Corporate Center). Awards issued outside the normal performance year cycle, such as replacement awards or sign-on awards, may be offered in deferred cash under the EOP plan rules.

Awards in UBS shares allow for voting and dividend rights during the vesting period, whereas notional and performance shares represent a promise to receive UBS shares at vesting and do not allow for voting rights during the vesting period. Notional and performance shares granted before February 2014 have no rights to dividends, whereas for awards granted since February 2014 employees are entitled to receive a dividend equivalent which may be paid in notional shares and / or cash, and which will vest on the same terms and conditions as the award. Awards granted in the form of UBS shares, notional shares and performance shares are settled by delivering UBS shares at vesting.

EOP awards granted before March 2013 generally vest in three equal increments over a three-year vesting period and awards granted since March 2013 generally vest in equal increments in years two and three. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment.

Additionally, the Company offers EOP earned under Strategic Objective Awards when certain career or performance milestones are met by financial advisors.
.
For awards granted from February 2014 onwards, employees are entitled to receive a dividend equivalent which may be paid in either notional shares and /or cash.

Deferred Contingent Capital Plan ("DCCP")

The DCCP awards vest in full five years from the grant date and are forfeited if the phase-in Basel III Common Equity Tier 1 Ratio of UBS Group falls below 7%, if the Swiss Financial Market Supervisory Authority determines that the DCCP awards need to be written down to

Notes to Statement of Financial Condition (continued)

December 31, 2015
(In thousands of dollars, except share data)

11. Equity Participation and Other Compensation Plans (continued)

prevent the insolvency, bankruptcy or failure of UBS, or if UBS has received a commitment of extraordinary support from the public sector that is necessary to prevent such insolvency, bankruptcy or failure. The awards are subject to standard forfeiture and harmful acts provisions, including voluntary termination of employment.

For awards granted for the performance year 2015 (granted in 2016), employees are awarded notional additional tier 1 (AT1) instruments, which at the discretion of UBS can either be settled in the form of a cash payment or a perpetual, marketable AT1 instrument. Awards vest in full after five years, subject to there being no trigger event. For awards granted up to January 2015, interest on the awards is paid annually for performance years in which the firm generates an adjusted profit before tax. For awards granted in 2015 for the performance year 2014, discretionary interest may be paid annually on awards that vest after 5 years

Equity Plus Plan

Equity Plus is a voluntary plan that provides eligible employees with the opportunity to purchase shares of UBS at market value and receive, at no additional cost, one free notional UBS share for every three shares purchased, up to a maximum annual limit. Share purchases may be made annually from the performance award and/or monthly through regular deductions from salary. Shares purchased under Equity Plus are restricted from sale for a maximum of three years from the time of purchase. Equity Plus awards vest after up to three years. For awards granted from April 2014 onwards, employees are entitled to receive a dividend equivalent which may be paid in either notional shares and/or cash.

Prior to 2010, instead of notional shares participants received two UBS options for each share they purchased under this plan. The options had a strike price equal to the fair market value of a share of UBS on the grant date, a two-year vesting period and generally expired ten years from the grant date. The options are forfeitable in certain circumstances and are settled by delivering shares of UBS.

Partner Plus Plan

Partner Plus is a mandatory deferred cash compensation plan for certain eligible financial advisors. Awards (UBS company contributions) are based on a predefined formula during the performance year. Participants are also allowed to voluntarily contribute additional amounts otherwise payable during the year, up to a percentage of their pay, which are vested upon contribution. Company

11. Equity Participation and Other Compensation Plans (continued)

contributions and voluntary contributions are credited with interest in accordance with the terms of the plan. Rather than being credited with interest, a participant may elect to have voluntary contributions, along with vested company contributions, credited with notional earnings based on the performance of various mutual funds.

Company contributions and interest on both company and voluntary contributions ratably vest in 20% increments six to ten years following grant date. Company contributions and interest/notional earnings on both company and voluntary contributions are forfeitable under certain circumstances.

Compensatory Loans

The Company and affiliates have entered into various agreements with certain of the Company's financial advisors whereby these financial advisors receive a compensatory commitment for recruiting and retention purposes.

12. Employee Benefit Plans

Eligible employees of the Company were included in the non-contributory defined benefit pension plan (the Plan) of UBS FSI, which was frozen in 1998. '

Additionally, employees of the Company are eligible to participate in the UBS Financial Services Inc. 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBS FSI also provides certain life insurance and health care benefits to employees of the Company.

13. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in other assets in the Statement of Financial Condition and are reflected with a reduction for a valuation allowance.

In accordance with ASC Topic 740, if it is more-likely-than-not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

(In thousands of dollars, except share data)

13. Income Taxes (continued)

After consideration of all relevant evidence, the Company believes that it is more-likely-than-not that a benefit will not be realized for any of its deferred tax assets, and accordingly, a full valuation allowance of $282,103 has been recorded. Since December 31, 2014, the valuation allowance increased by $163,574.

As of December 31, 2015, the Company had net deferred net assets of $282,103, before any valuation allowance, of which $155,093 related to accelerated income and deferred deductions, $107,129 related to net operating losses, $14,898 related to employee benefits, and $4,983 related to alternative minimum tax.

14. Subsequent Events

The Company has evaluated its subsequent event disclosure through February 29, 2016, the date the Company's statement of financial condition is available to be issued, and has determined that there are no other events that would have a material impact on the financial statements.